Exhibit 12(a)

FPL GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

Three Months Ended March 31, 2010
(millions of dollars)
Earnings, as defined:
Net income	$556
Income taxes	214
Fixed charges included in the determination of net income, as below	248
Amortization of capitalized interest	5
Less: Equity in earnings of equity method investees	7
Total earnings, as defined	$1,016

Fixed charges, as defined:
Interest expense	$238
Rental interest factor	7
Allowance for borrowed funds used during construction	3
Fixed charges included in the determination of net income	248
Capitalized interest	13
Total fixed charges, as defined	$261

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends (a)	3.89
——————————
(a)
FPL Group, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.